Sharon K. Mauer 212.398.8328 smauer@sonnenschein.com June 19, 2006	1221 Avenue of the Americas 25th Floor New York, NY 10020-1089 212.768.6700 212.768.6800 fax www.sonnenschein.com	Chicago Kansas City Los Angeles New York Phoenix San Francisco Short Hills, N.J. St. Louis Washington, D.C. West Palm Beach

Mr. John Reynolds

Assistant Director

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Millennium India Acquisition Company Inc. Amendment Nos. 1 and 2 to Registration Statement on Form S-1 Filed May 18, 2006 and June 6, 2006 File No. 333-133189

Dear Mr. Reynolds:

We have received the Staff’s letter dated June 12, 2006, containing comments with respect to the above-referenced filings. The remainder of this letter provides the text of your comments followed, in each case, by a response. In this regard, concurrently with submitting this response letter, we are filing an Amendment No. 3 to the Registration Statement on Form S-1 (the “Registration Statement”). Unless otherwise indicated, page references in the responses below are to the preliminary prospectus, forming a part of the Registration Statement (the “prospectus”). Please be advised that the public offering has been amended to reflect the decrease in the total aggregate offering amount of 12,000,000 units, or $96,000,000, to 8,500,000 units, or $68,000,000. The private placement offering will not be amended. Capitalized terms used but not defined in this letter have the meanings given to them in such prospectus.

Amendment 1

Prospectus Summary, page 1

The Offering, page 3

Limited Payments to Insiders, page 7

1. You state “[w]e anticipate that a portion of the aggregate maximum of $2,300,000 that will be available to us from interest earned on the monies in the trust account for our working capital needs will be used to reimburse Messrs. Cherian and Kanuga for out-of-pocket expenses in connection with conducting certain full-time activities on our behalf, such as

Mr. John Reynolds

June 19, 2006

identifying and investigating possible business targets and business combinations.” Please expand upon the other activities that Messrs. Cherian and Kanuga will conduct on your behalf in addition to identifying and investigating possible business targets and business combinations.

Response

Reference is made to the revised disclosure in the first full paragraph on page 7 of the prospectus.

Capitalization, page 29

2. Please explain your accounting treatment for the 500,000 shares issued to directors and officers for $4,000 in cash. We note this issuance occurred in May, after your units had been priced for the offering. Explain how you determined the fair value of the shares and tell us the assumptions used in your fair value model, if applicable.

Response

The Company determined that the value of its common stock at the time of purchase of the 500,000 shares in May 2006 was approximately $0.01 per share. This determination was based on an analysis of the value of its common stock by management based on traditional criteria of value, including such considerations as historical operations, assets and revenues, if any, at the time as well as a comparable company analysis. Based on this analysis, the Company determined that its common stock had only a nominal value, or approximately $0.01 per share, in May 2006.

At the time of the initial sale of 2,360,000 shares of the Company in March 2006 in exchange for $25,000 of cash, the Company had only recently been formed and had no assets, revenues or operations. Unlike an early stage operating company which may be seeking a financing privately or through an initial public offering and typically has some assets, revenues, strategic relationships, customers, proprietary technology, intellectual property and/or other assets which are expected to provide value, at March 21, 2006, the Company had no assets, revenues or historical operations that could be measured as value in accordance with the above criteria, and nothing else of value, such as strategic relationships, customers, proprietary technology, intellectual property or other assets. Additionally, at March 21, 2006, the Company

Mr. John Reynolds

June 19, 2006

had only recently been formed and had only a letter of intent with respect to a possible public offering. A letter of intent is merely a statement of intent and is not a binding obligation of the underwriter to engage in the public offering.

On May 12, 2006, the date of the purchase of the additional 500,000 shares in exchange for cash consideration of $4,000, the Company determined that no change to fair value of the common stock had occurred. At May 12, 2006, the Company still had none of the indicators of value, described above, or any other means of creating value, other than cash, which was less than its liabilities. Further, the Company’s working capital had declined, its liabilities increased, and its stockholders’ equity declined. The Company’s only significant asset was deferred registration costs relating to the proposed offering, an asset which is either written off when the offering is abandoned or netted against the proceeds when the offering is completed.

Additionally, while we note in the Staff’s comment that the units for the offering had been priced at May 12, 2006, with respect to a proposed public offering, the Company still only had a non-binding letter of intent and the underwriter was not committed to complete the proposed public offering. The underwriter does not have a “firm commitment” obligation until such time, if any, that it executes an underwriting agreement with the Company committing itself to such obligation. If the proposed public offering does not occur, there will likely be no, or limited, assets available to distribute to the holders of common stock. Accordingly, the Company believes that, at May 12, 2006, the value of the Company’s common stock was still approximately $0.01 per share.

The Company also conducted a comparable company analysis and examined the price per share of the insiders’ stock issued prior to a public offering by other blank check companies formed for the purpose of completing a public offering (“structured blank check companies”). This analysis also concluded that the Company’s common stock had only a nominal value, which was no more than $0.01 per share, at March 21, 2006 and May 12, 2006.

The Company respectfully believes that the best indicators of fair value are demonstrated by the analyses described above. The result of these analyses support the Company’s conclusion that the common stock had only nominal value, or no more than its par value of $0.01 per share.

Liquidation if no business combination, page 42

3. Please fully and completely discuss the procedures for dissolution of the company pursuant to Delaware law in the event that no business combination transaction is consummated. This discussion would include the following issues: (i) the timing of the

Mr. John Reynolds

June 19, 2006

dissolution process; and (ii) a discussion of the steps and procedures which must be undertaken in the process of dissolution (including discussions of the workings and relationship by and among Sections 275, 278, 280 and 281 of the DGCL).

Response

Reference is made to the revised disclosure in the second full paragraph on page 8, the carryover paragraph on pages 11 and 12, the first, second and third full paragraphs on page 12, the second full paragraph on page 16, the first full paragraph on page 43, the second and last full paragraph on page 44, the first full paragraph on page 45, and the last paragraph on page 65 of the prospectus.

4. Additionally, discuss all applicable debtor/creditor and/or potential bankruptcy issues or proceedings that may result if the business combination is not completed. This discussion would involve, at a minimum, all of the following issues: (i) the risks associated with the general right of creditors to seek satisfaction of their claims against the company from proceeds distributed to or distributable to the company’s stockholders; (ii) the risks and implications of actions by or on behalf of the company which may be viewed or interpreted as giving preference to one class of creditor or rights holder over another with respect to access to or distributions from the company’s assets; and (iii) the risk that the distribution of the trust proceeds to the stockholders may be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.”

Response

Reference is made to the revised disclosure in the carryover paragraph from page 15 and 16, the first full paragraph on page 16, the carryover paragraph on pages 43 and 44, and the third full paragraph on page 44 of the prospectus.

Certain Relationships and Related Transactions, page 59

5. On the bottom of page 59 you describe what appears to be two additional private placement transactions taking place concurrently with the effectiveness of this

Mr. John Reynolds

June 19, 2006

registration statement and the closing of the private placement of 2,250,000 warrants: (i) a resale of 310,000 shares of common stock by the founders, and (ii) the purchase of “at least” 1,225,000 warrants by certain officers, directors and special advisors. With respect to the transaction set forth in (i) above, please detail the timing of such transaction, the business purpose of such transaction, the exemption from registration under the Securities Act being relied upon, and whether such founders should be deemed to be underwriters with respect to such resell transaction. With respect to the transaction set forth in (ii) above, please detail the exemption from registration under the Securities Act being relied upon, and detail the intended use of proceeds, both here and elsewhere as appropriate, from this transaction. We may have further comment.

Response

In response to part (i) of this comment, reference is made to the revised disclosure in the carryover paragraph on pages 63 and 64 of the prospectus. In response to part (ii) of this comment, reference is made to the revised disclosure in the last full paragraph on page 63 of the prospectus.

Note 8 — Warrants and Option to Purchase Common Stock page F-11

6. Please refer to comment 50 of our letter dated May 10, 2006. Please clarify whether the estimated volatility of 38% was calculated from the average volatilities of the similar public companies as discussed in paragraph A22 of SFAS 123R, or whether the sum of the stock prices of the representative companies was used to create an index to calculate volatility. Also, tell us whether you calculated volatility for the representative companies for the period of time equal in length to the term of the option through the balance sheet date or other date, to the extent of the companies’ operating histories. Also, tell us whether you calculated volatility using daily historical prices or some other interval. Please provide us with a schedule listing each representative company, their market capitalization, their volatility, and the term and interval of the volatility.

Response

The estimated volatility of approximately 38% was computed based on the average volatilities of a sample of publicly traded units of similar structured blank check companies that

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June 19, 2006

have completed a transaction with a private company and continue to have units publicly traded. We have not created an index to calculate the estimated volatility. The volatility for each representative company was calculated based on the historical public market value of the units of each company on the last business day of each month commencing on the initial pricing date and through March 31, 2006. Summarized below is the information requested of the samples we have utilized.

Symbol	Company Name	Volatility of Unit	Term of Measurement of Unit Volatility	Interval of Measurement of Unit Volatility	Market Capitalization Units (6/12/2006) (in millions)	Market Capitalization Common Stock (6/12/2006) (in millions)
BULKU	Navios Maritime Holdings Inc.	37.59%	December 2004 – March 2006	Monthly	$154.0	$188.4
NHRXU	Nationshealth, Inc.	61.54%	August 2003 – March 2006	Monthly	$1.1	$80.3
ETWCU	etrials Worldwide Inc.	26.89%	February 2004 – March 2006	Monthly	$3.2	$54.8
RAQCU	Rand Acquisition Corp.	24.22%	October 2004 – March 2006	Monthly	$36.6	$33.3

7. Given that the offer and sale of the warrants and the securities underlying the warrants are included in the units being registered, the offer and sale of the underlying securities are registered at the time of effectiveness. As a result, it appears you will be required to file timely updates to this registration statement and deliver a current prospectus at the time such warrants are exercised. In light of this fact, please tell us how you plan to account for these warrants upon issuance. In this regard, it appears that pursuant to the guidance in paragraphs 14-18 of EITF 00-19 you may be required to account for the warrants as liabilities marked to fair value each period through the income statement. Paragraph 14 of EITF 00-19 states that if the contract allows the company to net-share or physically settle the contract only by delivering registered shares, it is assumed the company will be required to net-cash settle the contract, and as a result, liability classification will be required. Paragraph 17 of EITF 00-19 states that if the contract requires physical or net-share settlement by delivery of registered shares and does not specify any circumstances under which net-cash settlement is permitted or required, and the contract does not specify how the contract would be settled in the event the company is unable to deliver registered shares, then net cash settlement is assumed if the company is unable to deliver registered shares (because it is unlikely that nonperformance

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June 19, 2006

would be an acceptable alternative). Please tell us how you have considered the guidance in EITF 00-19 in your proposed accounting for your warrants. It appears you are currently assuming the warrants will be classified as equity upon issuance, based on the review of your capitalization table and the summary financial data, as adjusted. If you conclude liability classification will be required upon issuance, please revise your capitalization table, summary financial data, dilution information and anywhere else in the document as needed, to properly reflect this classification. Additionally, please add disclosure in the document describing your proposed accounting for the warrants upon issuance, including the potential impact for volatility in your income statement given the requirement to mark the warrants to fair value each period.

Response

Public Warrants

Upon completion of the proposed offering the Company’s warrant holders, who purchased units in the proposed public offering, may exercise their warrants (the “Public Warrants”) only for shares of the Company’s common stock. As noted in the Staff’s comment, the Public Warrants and the shares of common stock issuable upon exercise of the Public Warrants will be registered at the time of effectiveness of the registration statement related to the proposed public offering. While there are no further registration requirements for the Public Warrants or the shares issuable upon exercise of the Public Warrants, the Company will use its best efforts to maintain the effectiveness of the Registration Statement. In this regard, pursuant to Section 7.4 of the Company’s form of Warrant Agreement filed as Exhibit 4.5 to Amendment No. 1 to the Registration Statement (the “Warrant Agreement”), the Company is only required to use its best efforts to maintain the effectiveness of the Registration Statement. If a registration statement covering the shares issuable upon exercise is not effective at the time of exercise of the Public Warrants, pursuant to Section 3.3.2 of the Warrant Agreement, the Company is not obligated to deliver any securities until such time as a registration statement is effective. In such event, the Company will continue to use its best efforts to cause the shares of common stock issuable upon exercise to become registered. There are no contractual penalties for failure to deliver shares.

Accordingly, the Company believes the Public Warrants should be classified as a permanent equity instrument since there are no contractual circumstances under which the Company would be required to net cash settle.

Mr. John Reynolds

June 19, 2006

Private Warrants

In the private placement of 2,250,000 warrants to occur immediately prior to the date of the prospectus, the Company will sell and issue warrants (the “Private Warrants”) to certain accredited investors. The Company will only be required to use its best efforts to cause a registration statement to be declared effective and, once effective, only to use its best efforts to maintain the effectiveness of the registration statement. Accordingly, the Company’s obligation is merely to use its best efforts in connection with a registration rights agreement entered into with the holders of the Private Warrants, and upon exercise of the Private Warrants, the Company will be able to satisfy its obligation by delivering unregistered shares of common stock.

Thus, in accordance with paragraph 14 of EITF 00-19, the Private Warrants should be classified as a permanent equity instrument because (a) a failed registration statement does not preclude delivery of unregistered shares, (b) the Registration Rights Agreement will permit the Company to settle by delivery of unregistered shares and, (c) the other conditions of EITF 00-19 are met.

Reference is made to the revised disclosure in the carryover paragraph on page 16 and 17, the first full paragraph on page 69, the third full paragraph on page F-11 and the first full paragraph on page F-12 of the prospectus. References is also made to the new Registration Rights Agreement filed as Exhibit 10.5 and Section 7.4 of Exhibit 4.5 to the Registration Statement.

Amendment 2

8. Please describe for us in a narrative format the changes that were made between Amendment 1 and Amendment 2 and the reasons for the changes.

Response

In order to further the marketability of the public offering to prospective investors, the Company changed the structure of its private placement, at the underwriters’ request. The Company filed Amendment No. 2 to the Registration Statement to reflect the amended structure of its private placement offering. Originally, the Company intended to sell 35 private placement units, each consisting of 4,000 shares of common stock and 62,500 warrants, at a price of $50,000 per unit, for an aggregate of $1,750,000, or 140,000 shares and 2,187,500 warrants.

Mr. John Reynolds

June 19, 2006

Additionally, F. Jacob Cherian, Suhel Kanuga and Kishore Mirchandani, the Company’s founders, intended to purchase 208,333 founders’ warrants, at a price of $0.80 per warrant, for an aggregate purchase price of approximately $500,000. The 2,187,500 warrants to be sold in the private placement were being registered for resale in the Registration Statement, such that the warrants purchased by non-affiliated parties would be immediately saleable into the open market after the separation of the units sold in the public offering.

Currently, the Company intends to sell 2,250,000 private placement warrants, at a price of $1.00 per warrant, for an aggregate of $2,250,000 to the Company’s officers, directors or special advisors (who intend to purchase at least 1,225,000 warrants), or any of their affiliates and other accredited investors (the “existing stockholders”). The privately placed warrants are still identical to the warrants offered in the prospectus, but they are subject to lock up agreements restricting their sale until the consummation of a business combination, and can be exercised on a cashless basis, so long as they are held by the purchasers.

In connection with the private placement, the Company’s founders and Lawrence Burstein intend to sell approximately 93,000 shares and 31,000 shares, respectively, for an aggregate of 310,000 shares of common stock, at a price of $0.01 per share, to affiliated and non-affiliated purchasers in the private placement. These privately purchased shares will be held in escrow with the other existing stockholders’ shares and will be subject to the same restrictions. The purpose of these sales is to encourage investors to participate in the private placement offering.

In addition to the changes made to the private placement offering, the Company declared a 0.048951 for one stock dividend to holders of record on June 5, 2006 and added four advisors to their team—Indru Kirpalani, Chandru Jagwani, Venu Krishnan and Ramesh Hariani.

* * * * *

Three marked copies of the Amendment No. 3 to the Registration Statement are enclosed herewith.

We hope you will find this letter responsive to your comments. If you have any questions regarding these responses, please contact Ira Roxland at 212-768-6999 or, in his absence, Sharon Mauer at 212-398-8328. Please direct any written correspondence to Ira Roxland by fax at 212-768-6800 or email at iroxland@sonnenschein.com.

Very truly yours,

/s/ Sharon K. Mauer

Sharon K. Mauer

Enclosures

cc:	Ira I. Roxland, Esq.